Contact

jenpaull@hotmail.com

www.linkedin.com/in/jeannette-david-a8170a82 (LinkedIn)

Top Skills

Claim

Property & Casualty Insurance

Insurance

Jeannette David

VP, Claims Counsel - Head of Environmental and Design Professional Claims

New York, New York, United States

Experience

Sompo International

10 years 11 months

VP/Claims Counsel

March 2023 - Present (2 years 3 months)

AVP/Claims Counsel

March 2019 - March 2023 (4 years 1 month)

Claims Counsel

July 2014 - March 2019 (4 years 9 months)

Stellaris Corporation

3 years 2 months

Secretary

April 2022 - Present (3 years 2 months)

Director

April 2022 - Present (3 years 2 months)

Environmental and Emerging Claim Manager Association (EECMA)

Treasurer

January 2021 - Present (4 years 5 months)

Liberty International Underwriters

Senior Claims Specialist

November 2011 - July 2014 (2 years 9 months)

AIG

Senior Analyst

December 2005 - October 2011 (5 years 11 months)

Education

Vermont Law School
Doctor of Law (JD)

Vermont Law School
Master's Degree, Energy, Environment, and Natural Resources Law

Union College
Bachelor of Arts (BA), Environmental Studies